European Bank for Reconstruction and Development DSTRBRPT

Exhibit (c)(ii)

5 The North Colonnade Canary Wharf London E14 4BB United Kingdom Tel +44 (0)20 7623 2323 Barclays.com

To:	European Bank for Reconstruction and Development

Attn:	Stefan Filip

Dear Sirs,

European Bank for Reconstruction and Development (the “Issuer”)

CZK 250,000,000 3.700 per cent. Notes due 2 February 2026 (the “Notes”) issued pursuant to the European Bank for Reconstruction and Development

EUR 45,000,000,000 Global Medium Term Note Programme for the issue of notes

We hereby confirm the following agreement for the issue to us of the Notes under the above Programme pursuant to the terms of issue set out in the completed Pricing Supplement.

We confirm that:

(i)	We agree to pay:

(a)	the fees and expenses of our legal advisers;

(b)	the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filing;

(c)	the upfront fees and expenses of the Agent and any paying agents, and the fees and expenses of any calculation agents;

(d)	all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Registered Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any; and

(e)	the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

(ii)	In order to permit the Issuer to file with the U.S. Securities and Exchange Commission the report required by 17 C.F.R. § 290.3 no later than the date of this agreement, we confirm that the Notes are expected to be offered and sold in the United States.

(iii)	The provisions of Clause 3.2.6 of the Programme Agreement dated 3 July 2012 (the “Programme Agreement”) will not apply in relation to this issue of the Notes.

The net proceeds of the issue are CZK 249,337,500.00 which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Clearstream Banking, S.A, account number 34797.

Barclays Bank PLC is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority Registered in England. Registered No. 1026167. Registered office: 1 Churchill Place, London E14 5HP.

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the UK MiFIR Product Governance Rules:

(a)	we (the “UK Manufacturer”) acknowledge that we understand the responsibilities conferred upon us under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement in connection with the Notes; and

(b)	we note the application of the UK MiFIR Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the UK Manufacturer and the related information set out in the Pricing Supplement in connection with the Notes.

Please confirm your agreement to the terms of the issue by signing and sending back to us a copy of the Pricing Supplement.

For:	Barclays Bank PLC

By:	/s/ Lynda Fleming
Lynda Fleming
Authorised signatory

2